EXHIBIT 99.1

NXT Energy Solutions Announces 2025 Year-End Results

CALGARY, AB, March 31, 2026 – NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTCQB: NSFDF) today announced financial and operating results for the quarter and year ended December 31, 2025. Dollar amounts are in Canadian Dollars, unless otherwise identified.

Bruce G. Wilcox, CEO of NXT, commented, “2025 has been a transformational year for NXT.  Strategic initiatives undertaken in 2023 are now taking shape. Revenue increased 2,437% to $16.4 million in 2025 compared to $0.6 million in 2024. Operating cash flow improved $5.1 million, net working capital improved $11.9 million or 179%, and Net loss improved by $6.8 million or by $0.10 per share-basic and share-diluted, in comparison to 2024.  These positive financial numbers were the direct result of our newly implemented multi-regional growth strategy showing impactful progress and included three SFD® surveys being executed with one repeat, and two new customers.

In December 2025 we acquired full ownership and all future rights and applications for the SFD® technology. This now gives NXT freedom to develop new commercial applications for the SFD® technology in areas the Company deems beneficial to increasing shareholder value.

In November 2025, we secured a US$2.0 million investment to advance the application of the SFD® technology, a meaningful opportunity to unlock shareholder value from NXT's extensive proprietary SFD® data library, which includes more than 50,000 line-kilometers of airborne geophysical data in the Western Canadian sedimentary basin. With this progress, 100% of convertible debenture holders showed their confidence by converting their outstanding convertible debentures into common shares at year’s end, giving the Company a stronger balance sheet with strengthened working capital necessary to further this initiative.  While the debenture conversion is very positive for NXT, accounting rules require us to book it as a loss, masking positive income in the Company.

2025 represents a clear inflection point for the Company.  We have established momentum supported by a stronger financial position, having successfully executed numerous contracts across multiple regions, and obtained 100% ownership of all applications of the SFD® technology.”

Key financial and operational highlights during the fourth quarter of 2025 are summarized below:

•	the Company recorded SFD®-related revenues of approximately $16.35 million for YE-25 versus $0.64 million for YE-24;
•	Net loss for YE-25 compared to YE-24 improved by $6.76 million or by $0.10 per share-basic and share-diluted;
•	net working capital (non-GAAP measure defined below) was approximately $5.26 million at December 31, 2025, an increase of $11.9 million since December 31, 2024, or 179%;
•	cash and short-term investments as at December 31, 2025 were approximately $3.92 million;
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on December 23, 2025, NXT acquired all remaining SFD® rights for all present and future applications, sensor uses, and geophysical targets using SFD®, and as a result has full ownership of the SFD® technology;

•	in December 2025 the Company completed the acquisition phase of the Al-Haj SFD® Survey in Pakistan;
•	the Company recorded SFD®-related revenues of approximately $2.14 million for Q4-25 versus $0.42 for Q4-24;
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on November 24, 2025, the Company received a US$2,000,000 strategic investment by way of a private placement of common shares to its largest shareholder MCAPM LP to advance the application of the Company’s proprietary SFD® technology within select areas of Western Canada;

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•	cash flow provided by operating activities was approximately $1.16 million during YE-25, compared to $3.97 million used by operating activities in YE-24;
•	cash flow provided by operating activities was approximately $0.43 million during Q4-25, compared to $1.39 million used by operating activities in Q4-24;
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for YE-25 the net loss was $2.32 million ($0.02 per share), including non-cash charges for stock-based compensation expenses (“SBCE”), amortization expenses and remeasurement loss, all totaling approximately $8.04 million, versus a net loss of $9.08 million $0.12 (per share) in YE-24;

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for Q4-25 the net loss was $1.24 million ($0.01 per share), including SBCE, amortization expenses and remeasurement loss, all totaling approximately $0.08 million, versus a net loss of $2.80 million ($0.04 per share) in Q4-24;

•	general and administrative (“G&A”) expenses decreased by approximately $0.17 million (16%) in Q4-25 as compared to Q4-24; and
•	G&A expenses increased by approximately $0.28 million (7%) in YE-25 as compared to YE-24.
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The 2025 results were heavily skewed by a non-cash accounting charge. The company recognized a loss of $5.2 million on the fair value remeasurement of its convertible debentures. However, this charge is a direct result of the increase in NXT's common share price during the period and conversion dates, which increased the liability value of the conversion feature. This accounting requirement served to mask a much stronger and positive underlying operational performance. Excluding this non-cash accounting charge, the Company's pre-tax operational performance would shift from a loss of $2.32 million to a profit of approximately $2.88 million, dramatically illustrating the positive impact of the year's commercial success.

Subsequent to December 31, 2025:

•	the Company completed data interpretation for the AL-Haj SFD® Survey;
•	the Company received US$346,500 on February 13, 2026, for the mobilization fee for an upcoming SFD® survey in Africa; and
•	100% of all outstanding convertible debentures were converted to common shares by January 5, 2026.

Summary highlights of NXT's fourth quarter and full year 2025 financial statements (with comparative figures to 2024) are noted below. All selected and referenced financial information noted below should be read in conjunction with the Company's December 31, 2025 audited consolidated financial statements, the related Management's Discussion and Analysis ("MD&A") and 2025 Annual Information Form.

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(All in Canadian $)	Q4-25	Q4-24	2025	2024
Operating results:
SFD®-related revenues	$2,138,817	$42,222	$16,351,286	$644,294
SFD®-related costs, net	1,461,717	698,882	5,758,141	2,021,768
General & administrative expenses	889,853	1,058,558	4,329,325	4,045,778
Amortization	482,033	482,158	1,920,733	1,887,013
Interest, foreign exchange, remeasurement loss, and other expenses	46,218	603,206	6,163,271	1,767,530
Income taxes	496,965	-	496,965	-
Net loss	(1,237,969)	(2,800,582)	(2,317,149)	(9,077,795)

Loss per common share:
Basic & diluted	$(0.01)	$(0.04)	$(0.02)	$(0.12)
Common shares outstanding as at end of the period	118,596,228	78,495,184	118,596,228	78,495,184
Weighted average of common shares outstanding: Basic & Diluted	112,373,954	78,453,156	96,453,727	78,271,095

Cash provided by (used in):
Operating activities	$431,085	$(1,388,806)	$1,162,917	$(3,969,591)
Financing activities	2,615,077	1,146,120	2,209120	4,305,807
Investing activities	(349,662)	68,417	(439,108)	(27,029)
Effect of foreign rate changes on cash	(65,744)	29,693	(86,186)	19,495
Net cash inflow (outflow)	2,630,756	(144,576)	2,846,743	328,682
Cash and cash equivalents, beginning of the period	946,382	874,971	730,395	401,713
Cash and cash equivalents, end of the period	3,577,138	730,385	3,577,138	730,385
Total cash and short-term investments	3,920,213	730,395	3,920,213	730,395
Net working capital balance	5,257,017	(6,683,656)	5,257,017	(6,683,656)

NXT's 2025 financial and operating results have been filed in Canada on SEDAR+ at www.sedarplus.ca, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

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About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Michael Baker

Director, Business Development & Capital Markets

302, 3320 – 17th AVE SW

Calgary, AB, T3E 0B4

+1 403 264 7020

nxt_info@nxtenergy.com www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, that having ownership of all rights and applications for the SFD® technology will give NXT freedom to develop new commercial applications for the SFD® technology in areas the Company deems beneficial to increasing shareholder value and that the strategic investment to advance the application of the SFD® technology will be an opportunity to unlock shareholder value from NXT's extensive proprietary SFD® data library. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to several factors and risks. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2025, and MD&A for the year ended December 31, 2025, which have been filed.

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time.  Readers are urged to review the section entitled "Non-GAAP Measures” in NXT’s MD&A for the period ended December 31, 2025, which is available under NXT’s profile on SEDAR+ at www.sedarplus.ca, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP, unless otherwise noted.  The MD&A and the audited consolidated financial statements and notes for the year ended December 31, 2025, are available in the Investor Relations section of www.nxtenergy.com, or under NXT's SEDAR+ profile at www.sedarplus.ca.

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